UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 19)*

                             DEL LABORATORIES, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    245091103
                                 (CUSIP Number)

                                December 31, 2003

             (Date of Event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         Rule 13d-1(b)
         Rule 13d-1(c)
         Rule 13d-1(d)  [X]


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 245091103


1.   Name of Reporting Person SS or IRS Identification No. of Above Person

     Martin E. Revson

2. Check the appropriate Box if a Member of a Group

     (a) / /
     (b) / /

3.       SEC Use Only

4.       Citizenship or Place of Organization

     USA


Number of                  5.       Sole Voting Power
Shares                              1,226,947
Beneficially
Owned by                   6.       Shared Voting Power
Each                                -0-
Reporting
Person With                7.       Sole Dispositive Power
                                    1,226,947

                           8.       Shares Dispositive Power
                                    -0-

9. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,226,947

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

11. Percent of Class Represented by Amount in Row 9

         12.6%

12. Type of Reporting Person *

         IN


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SEE INSTRUCTION BEFORE FILING OUT!

ITEM 4.  OWNERSHIP

        (a) Amount Beneficially Owned:

                  1,226,947

        (b) Percent of Class:

                  12.6%(1)

        (c) Number of Shares as to which such person has:

                (i)   Sole power to vote or to direct the vote: 1,226,947

                (ii)  Shared power to vote or direct the vote: -0-

                (iii) Sole power to dispose or direct the disposition of:
                      1,226,947

                (iv)  Shared power to dispose or direct the disposition of:
                      -0-




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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 15, 2004                    /s/ Martin E. Revson
                                            --------------------
                                            Martin E. Revson


















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1 Based on 9,711,169  shares outstanding at December 31, 2003.